UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11796

Masonite International Corporation

(Exact name of registrant as specified in its charter)

1600 Britannia Road East, Mississauga, Ontario, Canada L4W 1J2
Telephone: (905) 670-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form )

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Masonite International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2005	MASONITE INTERNATIONAL CORPORATION
	By:	/s/ Philip S. Orsino
		Name:	Philip S. Orsino
		Title:	President and Chief Executive Officer